Exhibit 99.1

Canaan Cements Strategic Partnership With Genesis Digital Assets via Milestone Sales Contract With an Additional Purchase Option

- Announces Sale of 20,000 Mining Machines With a Purchase Option of up to 180,000 Additional Mining Machines -

BEIJING, August 31, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has secured a purchase order (the “Order”) from Genesis Digital Assets Limited (“Genesis Digital Assets”), a leading Bitcoin mining firm with extensive experience in building and operating industrial-scale Bitcoin mining data centers, for 20,000 of its Bitcoin mining machines. In conjunction with the Order, Canaan has granted Genesis Digital Assets an option to purchase up to 180,000 additional mining machines.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Since we entered the long-term partnership with Genesis Digital Assets earlier this year, both parties have reached several great deals. This order with an option of future large purchases further solidifies our collaborations and reflects both parties’ confidence in the prospects of the cryptocurrency mining industry. All these mutually beneficial deals demonstrate the quality of our products and our endeavors to deliver for clients, despite the overall challenging supply chain conditions. We remain diligent in helping miner clients expand their computing power while generating value for our shareholders.”

Abdumalik Mirakhmedov, Co-Founder and Executive Chairman of Genesis Digital Assets, said: “The Bitcoin mining machines from this latest purchase order are part of our on-going efforts to rapidly scale our bitcoin mining operations in North America and the Nordics where we are focused on energy that comes from renewable sources. These new machines will dramatically increase our capacity as we work towards our goal to increase our capacity to 1.4 gigawatts by the end of 2023.”

About Genesis Digital Assets Limited

Genesis Digital Assets is one of the world’s largest and most experienced Bitcoin mining companies. Since 2013, founders of the company have built over 20 industrial-scale mining farms, brought over 300,000 miners online, and mined over US$1 billion in Bitcoin. As of August 2021, Genesis Digital Assets data center capacity is at over 170 megawatts, translating into a total hashrate exceeding 3.1 Exahashes (EH/s), which is more than 2.4% of the global Bitcoin mining hashrate.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward–looking statements. Canaan Inc. may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

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